EXIDE TECHNOLOGIES
13000 Deerfield Parkway
Building 200
Alpharetta, Georgia 30004
August 23, 2006
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Russell Mancuso

Re:	EXIDE TECHNOLOGIES (the “Company”)
Registration Statement on Form S-3
(SEC File No. 333-135564) Originally Filed June 30, 2006
Ladies and Gentlemen:
          The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (SEC File No. 001-135564), as amended, to 5:00pm, Eastern time, on August 23, 2006 or as soon thereafter as possible. In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the reasons for the request are as follows: on Tuesday, August 22, 2006, the shareholders of the Company approved the rights offering and the Board of Directors of the Company set September 14, 2006 as the rights offering expiration date. In order to facilitate this timing, the Company would like to start printing and mailing its prospectuses as soon as possible. We greatly appreciate the Staff’s efforts to accommodate the Company’s timeline. The Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please call Carter W. Emerson of Kirkland & Ellis LLP, special counsel to the Company, at (312) 861-2052 as soon as the Registration Statement has been declared effective.

Very truly yours,

EXIDE TECHNOLOGIES

By:	/s/ Brad S. Kalter

Name:	Brad S. Kalter
Its:	Secretary